Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167754

PROSPECTUS

EntreMed, Inc.

Up to 403,550 shares of our Common Stock, $0.01 Par Value

The persons listed in this prospectus under “Selling Stockholders” may offer and sell up to 403,550 shares of our common stock. The shares listed in this prospectus were issued as consideration for the satisfaction, in April 2010, of a milestone payment as set forth in the merger agreement executed in connection with our acquisition of Miikana Therapeutics Inc. in January 2006.   Information on the selling stockholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution.”

We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the Nasdaq Capital Market and traded under the symbol “ENMD.”  On July 13, 2010, the last reported sale price of our common stock was $2.67 per share. On July 1, 2010, we affected a one-for-eleven reverse stock split of our common stock.

Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850 and our telephone number is (240) 864-2600.
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See “Risk Factors” beginning on page 3 for a discussion of certain material factors that you should consider in connection with an investment in our securities.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 12, 2010

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

INFORMATION ABOUT ENTREMED

We are a clinical-stage pharmaceutical company developing a new generation of multi-mechanism drugs for the treatment of cancer and inflammatory diseases. Currently, we are focused on developing our primary program, ENMD-2076, an Aurora A and angiogenic kinase inhibitor for the treatment of cancer. ENMD-2076 has completed Phase 1 studies in advanced cancers and multiple myeloma and commenced Phase II studies in ovarian cancer in April 2010.  Our other therapeutic candidates include MKC-1, an oral cell-cycle inhibitor with activity against the mTOR pathway currently in multiple Phase 2 clinical trials for cancer, and ENMD-1198, a novel antimitotic agent currently in Phase 1 studies in advanced cancers.  The U.S. Food and Drug Administration (the FDA) has approved our Investigational New Drug Application (IND) for the use of Panzem ® in rheumatoid arthritis (RA) treatment. All of our candidates are multi-mechanism drugs that target disease cells and the blood vessels that nourish them, which we believe can be developed to be safe and convenient, and provide the potential for improved patient outcomes.

Our principal offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (240) 864-2600. Additional information concerning us can be found in our periodic filings with the Securities and Exchange Commission, or the SEC, which are available on our website at www.entremed.com and on the SEC’s website at www.sec.gov. The information on our web site is not deemed to be part of this prospectus.

RISK FACTORS

An investment in our securities involves significant risk. You should consider carefully the risks and uncertainties described below together with all other information in our filings with the Securities and Exchange Commission (the “SEC”) that are contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our securities. The risk factors set forth below, in addition to all such other information that is contained or incorporated by reference in this prospectus supplement and the accompanying prospectus supersede the risk factors contained in our prior filings with the SEC. Prospective investors should review all of these risk factors before making an investment decision. If any of these risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. Additional risks and uncertainties of which we are unaware or that we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”

We Have an Immediate Need for Capital and Will Need to Raise Additional Capital in the Future to Continue our Business, and Our Former Independent Registered Public Accounting Firm Expressed Substantial Doubt as to our Ability to Continue as a Going Concern

We estimate that our current capital resources will not be sufficient to fund our operations significantly beyond December 2010 without an additional curtailment of operating expenditures or new equity or debt financing. In addition, our financial statements for the fiscal year ending December 31, 2009 were prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the independent registered public accounting firm that prepared the report on our financial statements as of and for the fiscal year ended December 31, 2009, included an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on our success at raising additional capital sufficient to meet our obligations on a timely basis and to ultimately attain profitability. In the event we are unable to successfully raise additional capital, it is unlikely that we will have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in the event new financing is not obtained, we will likely reduce general and administrative expenses and delay clinical development activity until we are able to obtain sufficient financing to do so. These factors could significantly limit our ability to continue as a going concern.

We Have a History of Losses and Anticipate Future Losses

To date, we have been engaged primarily in research and development activities. Although we receive limited revenues on royalties from sales of Thalomid® and in the past have received license fees and research and development funding from a former collaborator and limited revenues from certain research grants, we have not derived significant revenues from operations.

We have experienced losses in each year since inception.  Through March 31, 2010, we had an accumulated deficit of approximately $368 million.   We expect that it will be very difficult to raise capital to continue our operations and our independent registered public accounting firm for the fiscal year ended December 31, 2009 issued an opinion with an explanatory paragraph to its report on the financial statements for the year ended December 31, 2009 to the effect that there is substantial doubt about our ability to continue as a going concern.  Although we have been successfully funded to date by attracting investors in our equity securities and through royalty payments, there is no assurance that our capital-raising efforts will be able to attract the capital needed to sustain our operations beyond that date or that such royalty payments will continue to provide revenues at historical levels.  If we are unable to obtain additional funding for operations, we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations. In such event, investors may lose a portion or all of their investment.

Losses have continued since December 31, 2009.  We will also be required to conduct substantial research and development and clinical testing activities for ENMD-2076. We expect that these activities will result in operating losses for the foreseeable future before we commercialize any products, if ever.  In addition, to the extent we rely on others to develop and commercialize our products, our ability to achieve profitability will depend upon the success of these other parties.  To support our research and development of certain product candidates, we may seek and rely on cooperative agreements from governmental and other organizations as a source of support. If a cooperative agreement were to be reduced to any substantial extent, it may impair our ability to continue our research and development efforts.  Even if we do achieve profitability, we may be unable to sustain or increase it.

Our Common Stock May be Delisted From The NASDAQ Capital Market, Which Could Negatively Impact the Price of Our Common Stock and Our Ability to Access the Capital Markets

NASDAQ Minimum $1.00 Closing Bid Price

On April 4, 2008, we received a letter from The NASDAQ Stock Market LLC (“NASDAQ”) advising that for the previous 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Global Market.  The letter also advised us that failure to comply with this minimum bid price requirement, or any other listing standard applicable to issuers listed on The NASDAQ Global Market, by October 1, 2008, would result in our common stock being ineligible for quotation on The NASDAQ Global Market. Our stock price has not closed above $1.00 for ten consecutive trading days since the date of the receipt of the letter from NASDAQ.

On September 22, 2008, we submitted an application to transfer the trading of our common stock to The NASDAQ Capital Market. On October 1, 2008, we received a letter from The NASDAQ Listing Qualifications Department stating that our application had been approved and that our common stock would commence trading on The NASDAQ Capital Market on October 3, 2008. The NASDAQ Capital Market operates in substantially the same manner as The NASDAQ Global Market. Our trading symbol remains as “ENMD” and the trading of our stock was unaffected by the transfer.

 NASDAQ suspended the enforcement of the minimum bid price rule, because of the current extraordinary market conditions, until July 31, 2009.  Upon reinstatement of the rule on August 3, 2009, under NASDAQ rules, we had until January 15, 2010, to regain compliance with the minimum bid price standard.  We did not regain compliance with the minimum bid price standard of the NASDAQ rules by January 15, 2010.

On January 19, 2010, we received a Staff Determination letter from NASDAQ stating that we were not in compliance with the continued listing rules and that our Common Stock would be delisted unless we requested an appeal of such determination.   On January 20, 2010, we filed an appeal of the Staff's determination to a NASDAQ Hearings Panel (the “Panel”), pursuant to the procedures set forth in the NASDAQ Marketplace Rules.  The hearing request stayed the delisting of the Company’s securities pending the Panel's decision.  On February 25, 2010, we met with the Panel providing them a plan of action, with the intention of returning to compliance with NASDAQ’s requirements.  On March 23, 2010, we received a decision letter from the Panel granting our request to extend the compliance date for an additional 180 days or until July 16, 2010.  As a result of this decision by the Panel, our stock will continue to trade on The Nasdaq Capital Market until such date, by which time our minimum bid price must have exceeded $1.00 for ten consecutive trading days.

In the event that our common stock continues to trade under $1.00, we will consider all alternatives in order to maintain the public trading status of our stock, including electing to implement a reverse stock split with the approval of our stockholders.  An alternative to not having to meet both the NASDAQ $1.00 minimum closing bid price and the $2.5 million stockholders’ equity is to apply to have our common stock traded on the Over-The-Counter Bulletin Board (the “OTCBB”), an electronic quotation system that displays stock quotes by market makers.  If such course of action is taken, there can be no assurance that our common stock would be timely admitted for trading on that market.  This alternative may result in a less liquid market available for existing and potential shareholders to buy and sell shares of our common stock and could further depress the price of our stock.

The delisting of our common stock from a national exchange could significantly affect the ability of investors to trade our securities and could negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. In addition, the delisting of our common stock could materially adversely affect our ability to raise capital on terms acceptable to us or at all.

NASDAQ Minimum $2.5 Million Stockholders’ Equity

Additionally, we must continually maintain (1) stockholders’ equity of at least $2.5 million or (2) a minimum of $35 million in market value of our listed securities for ten consecutive trading days to be in compliance with the continued listing standards for The NASDAQ Capital Market.  At December 31, 2009, our consolidated stockholders’ deficit was approximately $1.9 million and the market value of our listed securities was $70.9 million.  There can be no assurance that we will be able to meet either of these listing standards in the future.  If we do not meet one of these NASDAQ listing requirements, we will be in a deficiency period and will submit a plan of compliance with NASDAQ.  After the deficiency period, if we are unable to successfully appeal to the NASDAQ Panel for an extension of time to regain compliance, our common stock could be delisted from The NASDAQ Capital Market.

The Current Capital and Credit Market Conditions May Adversely Affect the Company’s Access to Capital, Cost of Capital, and Ability to Execute its Business Plan as Scheduled

Access to capital markets is critical to our ability to operate.  Traditionally, biopharmaceutical companies (such as we) have funded their research and development expenditures through raising capital in the equity markets.  Declines and uncertainties in these markets over the past two years have severely restricted raising new capital and have affected our ability to continue to expand or fund existing research and development efforts. We require significant capital for research and development for our product candidates and clinical trials. In recent years, the general economic and capital market conditions in the United States have deteriorated significantly and have adversely affected our access to capital and increased the cost of capital, and there is no certainty that a recovery in the capital and credit markets, enabling us to raise capital in an amount to sufficiently fund our short-term and long-term plans, will occur in 2010.  If these economic conditions continue or become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected. In addition, our inability to access the capital markets on favorable terms because of our low stock price, or upon our delisting from the NASDAQ Capital Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled.  Moreover, we rely and intend to rely on third parties, including our clinical research organizations, third party manufacturers, and certain other important vendors and consultants. As a result of the current volatile and unpredictable global economic situation, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third parties are unable to adequately satisfy their contractual commitments to us in a timely manner, our business could be adversely affected.

We are Uncertain Whether Additional Funding Will Be Available For Our Future Capital Needs and Commitments, and If We Cannot Raise Additional Funding, or Access the Credit Markets, We May Be Unable to Complete Development of Our Product Candidates

We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated sufficient revenue during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development and clinical programs. Any one of the following factors, among others, could cause us to require additional funds or otherwise cause our cash requirements in the future to increase materially:

•	results of research and development activities;
•	progress of our preclinical studies or clinical trials;
•	results of clinical trials;
•	changes in or terminations of our relationships with strategic partners;
•	changes in the focus, direction, or costs of our research and development programs;
•	competitive and technological advances;
•	establishment of marketing and sales capabilities;
•	manufacturing;
•	the regulatory approval process; or
•	product launch.

At March 31, 2010, we had cash, cash equivalents and short-term investments of approximately $9.7 million.   During the second quarter of 2010, we raised an additional $3 million, which resulted in net proceeds to us of approximately $2.8 million.  Except for the offering contemplated under this prospectus supplement, we currently have no commitments or arrangements for any financing.  We may continue to seek additional capital through public or private financing or collaborative agreements. Our operations require significant amounts of cash.  We may be required to seek additional capital, whether from sales of equity or debt or additional borrowings, for the future growth and development of our business. We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. In addition, we may continue to seek capital through the public or private sale of securities, if market conditions are favorable for doing so. If we are successful in raising additional funds through the issuance of equity securities, stockholders will likely experience substantial dilution, or the equity securities may have rights, preferences, or privileges senior to those of the holders of our common stock. If we raise funds through the issuance of debt securities, those securities would have rights, preferences, and privileges senior to those of our common stock. The current credit environment has negatively affected the economy, and we have considered how it might affect our business. Events affecting credit market liquidity could increase borrowing costs or limit availability of funds, and due to the continued adverse trends in the credit market, it may not be possible to refinance our existing credit facility to take advantage of lower interest rates. Moreover, the covenants of our term loan agreement contain provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital because we are unable to access the capital markets at financially economical interest rates, it could reduce our research and development efforts and may materially adversely affect our future growth, results of operations and financial results, and we may be required to curtail significantly, or eliminate at least temporarily, one or more of our drug development programs.

We Rely Exclusively on the Royalty Payments Based upon Thalomid® Sales by a Third Party to Produce our Revenues

We entered into a licensing agreement in 2001 regarding royalty payments for Thalomid®, and in 2004, certain provisions of that agreement were satisfied, which then entitled the Company to share in royalty payments received by Royalty Pharma Finance Trust on annual Thalomid® sales above a certain threshold. Based on the licensing agreement royalty formula, annual royalty sharing commences with Thalomid® annual sales of approximately $225 million. During the year ended December 31, 2009, royalty payments from Thalomid® sales by Celgene Corporation accounted for substantially all of our total revenues.  As Thalomid® is distributed and sold by Celgene and/or its affiliates, we are reliant on a third party for our revenues.  Our royalty payments in the third and fourth quarters of 2009 experienced a decline as compared to the same periods in 2008, and our total Thalomid® royalty revenues earned in fiscal 2009 were lower than fiscal 2008.    No royalties were earned during the first or second quarter of fiscal 2010.  A wide variety of events could cause Thalomid® sales to decline, resulting in a material reduction in our revenues.  For example, if a competing drug gains greater market share or wider acceptance, or if regulatory approvals for certain uses of Thalomid® are withdrawn, such events could adversely affect our royalty revenue.  In the event that Celgene determines to cease selling Thalomid®or target its sales efforts to other proprietary drugs, or unexpected adverse effects are reported by patients or doctors in connection with the use of Thalomid®, patient and physician confidence in Thalomid® as a treatment could be adversely affected. The inability of one of these third parties to perform these functions, or the failure of any of these parties to perform successfully, could cause our revenues to suffer. Additionally, if a competitor to Celgene successfully introduces a generic pharmaceutical product equivalent to Thalomid® at a relatively lower price and bypasses Celgene’s S.T.E.P.S.® proprietary distribution program, such action could have the effect of reducing the market share and profitability of Thalomid®, thus potentially causing a material adverse effect on our revenues and cash flow. Because we are dependent on sales of Thalomid® any reduction in Thalomid® sales for any reason, including, but not limited to, the reasons described, would cause our results of operations to suffer.

The Market Price of Our Common Stock May Be Highly Volatile or May Decline Regardless of Our Operating Performance

Our common stock price has fluctuated from year-to-year and quarter-to-quarter and will likely continue to be volatile.  Our stock has not traded at the minimum closing bid price of $1.00 for a period of ten or more days in the past twelve months.  The valuations of many biotechnology companies without consistent product revenues and earnings are extraordinarily high based on conventional valuation standards, such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. In the future, our operating results in a particular period may not meet the expectations of any securities analysts whose attention we may attract, or those of our investors, which may result in a decline in the market price of our common stock. Any negative change in the public’s perception of the prospects of biotechnology companies could depress our stock price regardless of our results of operations. These factors may materially and adversely affect the market price of our common stock.

Our Existing Term Loan Contains Affirmative and Negative Covenants That May Restrict our Business and Financing Activities

We entered into a $20 million loan agreement with General Electric Capital Corporation, as agent for the lenders party thereto, on September 12, 2007.  The loan agreement is secured by a pledge of all of our assets other than intellectual property, including the shares of the outstanding capital stock, or other equity interests, of each of our subsidiaries, and contains a variety of operational covenants, including limitations on our ability to incur liens or additional debt, make dispositions, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions and transactions with affiliates, among other restrictions. Any future debt financing we enter into may involve similar or more onerous covenants that restrict our operations. Our borrowings under the loan agreement or any future debt financing we do will need to be repaid, which creates additional financial risk for our company, particularly if our business, or prevailing financial market conditions, are not conducive to paying-off or refinancing our outstanding debt obligations. Furthermore, our failure to comply with the covenants in the loan agreement could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt, which could have a material adverse effect on our cash position, business, prospects, financial condition and results of operations.  Our final scheduled payment under the loan agreement is in January 2011.

Our Secured Lender and Preferred Stockholder Would Have Priority in Distributions Over our Common Stockholders Following a Liquidation Event Affecting the Company. As a Result, in the Event of a Liquidation Event, our Common Stockholders Would Receive Distributions Only After Priority Distributions Are Paid

In the event of a Liquidation Event (as such term is defined in our Certificate of Designation of Series A Convertible Preferred Stock), our senior lender would be repaid first out of the proceeds received. Celgene, the sole holder of our outstanding Series A Convertible Preferred Stock (“Series A Preferred”), then would be paid an amount equal to the Series A Preferred liquidation preference of $10.00 per share of Series A Preferred, plus all accrued and unpaid dividends on such shares of Series A Preferred, which totals approximately $7 million as of December 31, 2009.  Additionally, unless waived, the holder of the Series A Preferred would be entitled to receive the Series A liquidation preference plus all accrued and unpaid dividends prior to any distributions to our common stockholders upon the occurrence of certain other liquidation events.  As a result, in the event of a Liquidation Event, our common stockholders’ ability to realize value for their shares would be subject to the payment of such priority distributions.

Development of Our Products is at an Early Stage and is Uncertain

Our proposed products and research programs are in the early stage of clinical development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our products, we are subject to risks of failure that are inherent in the development of these products and therapeutic procedures. For example, it is possible that any or all of our proposed products will be ineffective or toxic, or otherwise will fail to receive necessary FDA clearances. There is a risk that the proposed products will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our proposed products or that others will market a superior or equivalent product. Further, our research and development activities might never result in commercially viable products.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials.

In particular, given the current conditions in the financial markets, an unfavorable outcome in our Phase 2 trials for ENMD 2076, or a significant delay in initiating such trials, may require us to delay, reduce the scope of, or eliminate this program and could have a material adverse effect on our company and the value of our common stock.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

•	ongoing discussions with regulatory authorities regarding the scope or design of our clinical trials or requests by them for supplemental information with respect to our clinical trial results;
•	failure to conduct clinical trials in accordance with regulatory requirements;
•	lower than anticipated retention rate of patients in clinical trials;
•	serious adverse events or side effects experienced by participants; and
•	insufficient supply or deficient quality of product candidates or other materials necessary for the conduct of our clinical trials.

Many of these factors may also ultimately lead to denial of regulatory approval of a current or potential product candidate.  If we experience delays, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed.

Our product candidates are at the clinical stage of development. Although several of our product candidates have demonstrated some promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in humans. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials.

There are many regulatory steps that must be taken before any of these product candidates will be eligible for FDA approval and subsequent sale, including the completion of preclinical and clinical trials. We do not expect that these product candidates will be commercially available for several years, if ever.

Technological Developments By Competitors May Render Our Products Obsolete

If competitors were to develop superior technologies, our technologies could be rendered noncompetitive or obsolete, resulting in a material adverse effect to our business. Developments in the biotechnology and pharmaceutical industries are expected to continue at a rapid pace. Success depends upon achieving and maintaining a competitive position in the development of products and technologies. Competition from other biotechnology and pharmaceutical companies can be intense. Many competitors have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. Even if a competitor creates a technology that is not superior, we may not be able to compete with such technology.

We Must Show the Safety and Efficacy of Our Product Candidates Through Clinical Trials, the Results of Which are Uncertain

Before obtaining regulatory approvals for the commercial sale of our products, we must demonstrate, through preclinical studies (animal testing) and clinical trials (human testing), that our proposed products are safe and effective for use in each target indication. Testing of our product candidates will be required, and failure can occur at any stage of testing. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or result in marketable products. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory approval of the potential product.

Clinical trials for the product candidates we are developing may be delayed by many factors, including that potential patients for testing are limited in number. The failure of any clinical trials to meet applicable regulatory standards could cause such trials to be delayed or terminated, which could further delay the commercialization of any of our product candidates. Newly emerging safety risks observed in animal or human studies also can result in delays of ongoing or proposed clinical trials. Any such delays will increase our product development costs. If such delays are significant, they could negatively affect our financial results and the commercial prospects for our products.

The Independent Clinical Investigators and Contract Research Organizations That We Rely Upon to Assist in the Conduct of Our Clinical Trials May Not Be Diligent, Careful or Timely, and May Make Mistakes, in the Conduct of Our Trials

We depend on independent clinical investigators and contract research organizations, or CROs, to assist in the conduct of our clinical trials under their agreements with us. The investigators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. If independent investigators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, it will delay the approval of our FDA applications and our introduction of new drugs. The CROs we contract with to assist with the execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Failure of the CROs to meet their obligations could adversely affect clinical development of our products.

The Success of Our Business Depends Upon the Members of Our Senior Management Team, Our Scientific Staff and Our Ability to Continue to Attract and Retain Qualified Scientific, Technical and Business Personnel

We are dependent on the principal members of our reconstituted senior management team and scientific staff for our business success. The loss of any of these people could impede the achievement of our development and business objectives. We do not carry key man life insurance on the lives of any of our key personnel. There is intense competition for human resources, including management, in the scientific fields in which we operate and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the successful development of ENMD-2076, and any expansion into areas and activities requiring additional expertise. In addition, there can be no assurance that such personnel or resources will be available when needed. In addition, we rely on a significant number of consultants to assist us in formulating our clinical strategy and other business activities. All of our consultants may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to us.

We May Need New Collaborative Partners to Further Develop and Commercialize Products, and if We Enter Into Such Arrangements, We May Give Up Control Over the Development and Approval Process and Decrease our Potential Revenue

We plan to develop and commercialize our product candidates both with and without corporate alliances and partners. Nonetheless, we intend to explore opportunities for new corporate alliances and partners to help us develop, commercialize and market our product candidates. We expect to grant to our partners certain rights to commercialize any products developed under these agreements, and we may rely on our partners to conduct research and development efforts and clinical trials on, obtain regulatory approvals for, and manufacture and market any products licensed to them. Each individual partner will seek to control the amount and timing of resources devoted to these activities generally. We anticipate obtaining revenues from our strategic partners under such relationships in the form of research and development payments and payments upon achievement of certain milestones. Since we generally expect to obtain a royalty for sales or a percentage of profits of products licensed to third parties, our revenues may be less than if we retained all commercialization rights and marketed products directly. In addition, there is a risk that our corporate partners will pursue alternative technologies or develop competitive products as a means for developing treatments for the diseases targeted by our programs.

We may not be successful in establishing any collaborative arrangements. Even if we do establish such collaborations, we may not successfully commercialize any products under or derive any revenues from these arrangements. Our strategy also involves entering into multiple, concurrent strategic alliances to pursue commercialization of our core technologies. There is a risk that we will be unable to manage simultaneous programs successfully. With respect to existing and potential future strategic alliances and collaborative arrangements, we will depend on the expertise and dedication of sufficient resources by these outside parties to develop, manufacture, or market products. If a strategic alliance or collaborative partner fails to develop or commercialize a product to which it has rights, we may not recognize any revenues on that particular product.

 We Have No Current Manufacturing or Marketing Capacity and Rely on Only One Supplier For Some of Our Products

We do not expect to manufacture or market products in the near term, but we may try to do so in certain cases. We do not currently have the capacity to manufacture or market products and we have limited experience in these activities. The manufacturing processes for all of the small molecules we are developing have not yet been tested at commercial levels, and it may not be possible to manufacture these materials in a cost-effective manner.  If we elect to perform these functions, we will be required to either develop these capacities, or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees, or other entities for manufacturing and marketing of products. If we engage directly in manufacturing or marketing, we will require substantial additional funds and personnel and will be required to comply with extensive regulations. We may be unable to develop or contract for these capacities when required to do so in connection with our business.

We depend on our third-party manufacturers to perform their obligations effectively and on a timely basis. These third parties may not meet their obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position. Any significant problem experienced by one of our suppliers could result in a delay or interruption in the supply of materials to us until such supplier resolves the problem or an alternative source of supply is located. Any delay or interruption would likely lead to a delay or interruption of manufacturing operations, which could negatively affect our operations. Although we have identified alternative suppliers for our product candidates, we have not entered into contractual or other arrangements with them. If we needed to use an alternate supplier for any product, we would experience delays while we negotiated an agreement with them for the manufacture of such product. In addition, we may be unable to negotiate manufacturing terms with a new supplier as favorable as the terms we have with our current suppliers.

Problems with any manufacturing processes could result in product defects, which could require us to delay shipment of products or recall products previously shipped. In addition, any prolonged interruption in the operations of the manufacturing facilities of one of our sole-source suppliers could result in the cancellation of shipments. A number of factors could cause interruptions, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise. Because our manufacturing processes are or are expected to be highly complex and subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our manufacturing could increase our costs and damage our reputation.

The manufacture of pharmaceutical products can be an expensive, time consuming, and complex process. Manufacturers often encounter difficulties in scaling-up production of new products, including quality control and assurance and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense and delays in our clinical trials, regulatory submissions, and commercialization.

Failure of Manufacturing Facilities Producing Our Product Candidates to Maintain Regulatory Approval Could Delay or Otherwise Hinder Our Ability to Market Our Product Candidates

Any manufacturer of our product candidates will be subject to applicable Good Manufacturing Practices (GMP) prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. We and any of our collaborators may be unable to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with GMP and who are able to produce our small molecules in accordance with applicable regulatory standards. Failure by a manufacturer of our products to comply with GMP could result in significant time delays or our inability to obtain marketing approval or, should we have market approval, for such approval to continue. Changes in our manufacturers could require new product testing and facility compliance inspections. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violated products, injunctive actions brought by the federal government, inability to export product, and potential criminal and civil liability on the part of a company and its officers and employees.

We Depend on Patents and Other Proprietary Rights, Some of Which are Uncertain

Our success will depend in part on our ability to obtain patents for our products, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies in general is highly uncertain and involves complex legal and factual questions. Risks that relate to patenting our products include the following:

•	our failure to obtain additional patents;
•	challenge, invalidation, or circumvention of patents already issued to us;
•	failure of the rights granted under our patents to provide sufficient protection;
•	independent development of similar products by third parties; or
•	ability of third parties to design around patents issued to our collaborators or us.

Our potential products may conflict with composition, method, and use of patents that have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that may infringe the patents of others. Such other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected products. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any action and any license required under any needed patent might not be made available on acceptable terms, if at all.

We are a party to license agreements that require us to make milestone payments upon attainment of certain regulatory milestones. Failure to meet such milestones could result in the loss of certain rights to compounds covered under such license agreements.

We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and others may independently develop substantially equivalent proprietary information and techniques and gain access to our trade secrets and disclose our technology. We may be unable to meaningfully protect our rights to unpatented trade secrets. We require our employees to complete confidentiality training that specifically addresses trade secrets. All employees, consultants, and advisors are required to execute a confidentiality agreement when beginning an employment or a consulting relationship with us. The agreements generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship automatically become our exclusive property. Employees and consultants must keep such information confidential and may not disclose such information to third parties except in specified circumstances. However, these agreements may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

To the extent that consultants, key employees, or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information. Any such disputes may not be resolved in our favor. Certain of our consultants are employed by or have consulting agreements with other companies and any inventions discovered by them generally will not become our property.

Our Potential Products Are Subject to Government Regulatory Requirements and an Extensive Approval Process

Our research, development, preclinical and clinical trials, manufacturing, and marketing of most of our product candidates are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the United States and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is time consuming and expensive. Even after spending time and money, we may not receive regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Our collaborators or we may encounter significant delays or costs in the effort to secure necessary approvals or licenses. Even if we obtain regulatory clearance for a product, that product will be subject to continuing review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on a product’s marketing or withdrawal of the product from the market, as well as possible civil or criminal penalties.

Potential Products May Subject Us to Product Liability for Which Insurance May Not Be Available

The use of our potential products in clinical trials and the marketing of any pharmaceutical products may expose us to product liability claims. We have obtained a level of liability insurance coverage that we believe is adequate in scope and coverage for our current stage of development. However, our present insurance coverage may not be adequate to protect us from liabilities we might incur. In addition, our existing coverage will not be adequate as we further develop products and, in the future, adequate insurance coverage and indemnification by collaborative partners may not be available in sufficient amounts or at a reasonable cost. If a product liability claim or series of claims are brought against us for uninsured liabilities, or in excess of our insurance coverage, the payment of such liabilities could have a negative effect on our business and financial condition.

We Acquired Miikana in 2006 in a Strategic Transaction and May Engage in Other Strategic Transactions, Which Could Negatively Affect Our Business and Earnings

In January 2006, we acquired Miikana Therapeutics, Inc., a clinical-stage biopharmaceutical company.   In 2010, we may consider strategic and other corporate transactions as opportunities present themselves.  There are risks associated with such activities. These risks include, among others, incorrectly assessing the quality of a prospective strategic partner, encountering greater than anticipated costs in integration, being unable to profitably deploy assets acquired in the transaction, such as drug candidates, possible dilution to our stockholders, and the loss of key employees due to changes in management. Further, strategic transactions may place additional constraints on our resources by diverting the attention of our management from our business operations. Our newly constituted senior management team does not have substantial experience with acquisitions. To the extent we issue securities in connection with additional transactions, these transactions and related issuances may have a dilutive effect on earnings per share and our ownership. Our earnings, financial condition, and prospects after an acquisition depend in part on our ability to successfully integrate the operations of the acquired business or technologies. We may be unable to integrate operations successfully or to achieve expected cost savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Risks Related to our Common Stock

The Price of our Common Stock has Been and is Likely to Continue to be Volatile, and Your Investment Could Suffer a Decline in Value

Market prices for our common stock and the securities of certain other biotechnology and biopharmaceutical companies have been highly volatile and may continue to be highly volatile in the future. Our common stock has been, and is likely to be, highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the timing and the results from our clinical trial programs;
•	FDA or other federal or state regulatory actions;
•	failure of any of our product candidates, if approved, to achieve commercial success;
•	announcements of clinical trial results or new product introductions by our competitors;
•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;
•	developments concerning our or our competitors’ intellectual property rights;
•	litigation or public concern about the safety of our product candidates;
•	deviations in our business and the trading price of our common stock from the estimates of securities analysts; and
•	additions or departures of key personnel.

Moreover, the stock market in general may experience extreme price and volume fluctuations that are unrelated and disproportionate to the operating performance of companies. As a result of such volatility, you could lose all or part of your investment.  Class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could hurt our business, operating results and financial condition.

We May Require Additional Capital in the Future, Which May Not be Available to Us on Favorable Terms. Issuances of our Equity Securities to Provide This Capital May Dilute Your Ownership in Us

We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of expansion opportunities;
•	acquire complementary businesses or technologies;
•	develop new services and products; or
•	respond to competitive pressures.

Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

Sales of Substantial Amounts of our Common Stock or the Perception That Such Sales May Occur Could Cause the Market Price of Our Common Stock to Drop Significantly, Even if Our Business is Performing Well

The market price of our common stock could decline as a result of sales by, or the perceived possibility of sales by, our existing stockholders of shares of our common stock in the market after this offering.   These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate, or at all. In addition, we have filed resale shelf registration statements to register shares of our common stock that may be sold by certain of our stockholders, which may increase the likelihood of sales, or the perception of an increased likelihood of sales, by our existing stockholders of shares of our common stock.

Because We Do Not Expect to Pay Dividends in the Foreseeable Future, You Must Rely on the Possibility of Stock Appreciation for any Return on Your Investment

We have paid no cash dividends on any of our capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future, and payment of cash dividends, if any, will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we are subject to various laws and regulations that may restrict our ability to pay dividends and we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Accordingly, the success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares, therefore, you may not realize a return on your investment in our common stock and you may lose your entire investment in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that are not descriptions of historical facts are forward-looking statements. These statements can generally be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” or “anticipates” or similar terminology. These forward-looking statements include, among others, statements regarding the timing of our clinical trials, our cash position and future expenses, and our future revenues.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to update forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in this prospectus  under the heading “Risk Factors”;  the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on the Nasdaq Capital Market; the volatility of our common stock; risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the failure to consummate a transaction to monetize our Thalomid® royalty stream for any reason, including our inability to obtain the required third-party consents; declines in actual sales of Thalomid® resulting in reduced royalty payments; risks associated with our product candidates; the early-stage products under development; results in preclinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; success in the clinical development of any products; dependence on third parties; and risks relating to the commercialization, if any, of our  proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

You are encouraged to review the Risk Factors included in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the issuance and registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ Capital Market listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares listed in this prospectus are issued as consideration for the satisfaction of a milestone in connection with our acquisition of Miikana Therapeutics Inc. in January 2006.

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

The information in the table below is current as of May 14, 2010.   All information contained in the table is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale.

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  No affiliate of any of the selling stockholders has held any position or office with us or any of our affiliates and no selling stockholder has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its ownership of shares of equity securities.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

We considered the following factors and made the following assumptions regarding the table:

•  beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire common stock within 60 days of May 14, 2010;

•  unless otherwise indicated below, to our knowledge, the selling stockholders named below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law; and

•  the “Number of Shares Beneficially Owned After Offering” column assumes the sale of all shares offered pursuant to this registration statement.

Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions.   Accordingly, we cannot estimate the number of shares of common stock that the selling stockholders will sell under this prospectus.

The column entitled “Percentage Beneficial Ownership After Offering” in the table below is based upon 9,226,590 shares of our Common Stock outstanding as of June 10, 2010 (as adjusted to reflect the reverse stock split).

On July 1, 2010, we affected a one-for-eleven reverse stock split. The information in the table below reflects such reverse stock split.

	Number of Shares
	Beneficially Owned		Number of Shares	Percentage
	Prior to Offering	Number of	Beneficially Owned	Beneficial Ownership
Selling Stockholder	(1)(2)	Shares Offered (3)	After Offering (3)	After Offering
5AM Ventures, LLC (4)	79,174	79,174	0	-
5AM Co-Investors, LLC (5)	10,195	10,195	0	-
Aravis Venture I L.P (6), (7)	89,369	89,369	0	-
Queensland Asset Management Ltd.	272,566	64,123	208,442	2.2%
Norvartis BioVenture Ltd.	36,016	36,016	0	-
J. Russell Pitto	14,396	9,672	4,723	*
GC&H Investments, LLC(8)	939	939	0	-
Roche Finance Ltd.	43,080	43,080	0	-
Sampath-Kumar Anandan	2,071	722	1,349	*
Patricia Donchin	186	83	103	*
S. Gail Eckhardt (9)	11,578	9,030	2,548	*
Daniel F. Hoth, Jr & Kim Regan TTEES, Hoth & Regan Trust	80	36	44	*
Jenny Kopcynzski	208	132	76	*
William LaFayette	97	43	53	*
Bernadine Leung	202	90	112	*
Tak Wah Mak (10)	76,040	21,673	54,366	*
Andrew Myers	569	361	208	*
Anthony Neri	2,176	1,264	912	*
Michelle Lyn O’Connor	92	43	49	*
Colleen Paige	4,855	2,167	2,687	*
Dinesh Patel (11)	15,668	15,532	135	*
ProPharma International Partners Inc.	1,305	875	454	*
Daniel H. Rich	404	180	223	*
Scott Rocklage (12)	16,347	7,224	9,123	*
Laura Shawver (13)	541	541	0	-
Ken Taymor	296	132	164	*
University Health Network	6,186	2,889	3,296	*
Venture Lending & Leasing IV, LLC	11,787	3,142	8,644	*
John Ward	2,534	1,083	1,450	*
Hans Wigzell	404	180	224	*
Xiao-Yi Xiao	3,236	1,444	1,791	*
John Young	80	36	44	*
Robert Zimmerman	121	54	67	*
Rudolf Martin Zinkernagel (14)	7,561	180	7,381	*
Lynne Zydowsky	1,830	1,830	0	-

(1)
This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization, or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.

(2)
The aggregate number of shares held by each selling stockholder includes shares held prior to the shares registered herein, and is based on information provided to us by the selling stockholders without independent verification.

(3)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that: (i) after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders and (ii) the selling stockholders have not sold or disposed of any of the shares held prior to the filing of this registration statement.

(4)
The investing and voting power of the shares held by 5AM Ventures, LLC are controlled by its Manager, 5AM Partners LLC,   which is a member of 5AM Ventures LLC.  The aforementioned 5AM Partners LLC disclaims beneficial ownership with respect to any shares held by 5AM Ventures, LLC except to the extent of its pecuniary interest therein.

(5)
The investing and voting power of the shares held by 5AM Co-Investors, LLC are controlled by its Manager, 5AM Partners LLC.  The aforementioned entity disclaims beneficial ownership with respect to any shares held by 5AMCo-Investors, LLC except to the extent of its pecuniary interest therein.

(6)
Aravis Venture I L.P. is a member of 5AM Ventures LLC.  The aforementioned Aravis Venture I L.P. disclaims beneficial ownership with respect to any shares held by 5AM Ventures, LLC except to the extent of its pecuniary interest therein.

(7)
The investing and voting power of the shares held by Aravis Venture I L.P. are controlled by its general partner, Aravis General Partner, Ltd.  The aforementioned entity disclaims beneficial ownership with respect to any shares held by Aravis Venture I L.P. except to the extent of their pecuniary interest therein.

(8)
GC&H Investments LLC is a member of 5AM Co-Investors LLC.  The aforementioned entity disclaims beneficial ownership with respect to any shares held by 5AM Co-Investors, LLC except to the extent of its pecuniary interest therein.

(9)	Includes 455 shares of Common Stock issuable pursuant to presently exercisable stock options. Gail Eckhardt has served as a scientific consultant to the Company since 2000.

(10)
Tak Mak is a scientific advisor to Aravis General Partner, Ltd., the general partner of Aravis Venture I L.P.  The aforementioned individual disclaims beneficial ownership with respect to any shares held by Aravis Venture I L.P., except to the extent of his pecuniary interest therein.

(11)
Dinesh V. Patel is a member of 5AM Co-Investors LLC.  The aforementioned individual disclaims beneficial ownership with respect to any shares held by 5AM Co-Investors, LLC except to the extent of his pecuniary interest therein.

(12)
Scott M. Rocklage is a member of 5AM Partners, LLC.  The aforementioned individual disclaims beneficial ownership with respect to any shares held by 5AM Ventures, LLC or 5AM Co-Investors, LLC, except to the extent of his pecuniary interest therein.

(13)	Laura Shawver has served as a scientific consultant to the Company since 2006.

(14)
Rolf Zinkernagel is a scientific advisor to Aravis General Partner, Ltd., the general partner of Aravis Venture I L.P.  The aforementioned individual disclaims beneficial ownership with respect to any shares held by Aravis Venture I L.P., except to the extent of his pecuniary interest therein.

*	Represents less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•  an exchange distribution in accordance with the rules of the applicable exchange;

•  privately negotiated transactions;

•  short sales;

•  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•  a combination of any such methods of sale; and

•  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933 (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Arnold & Porter LLP, Washington, D.C.

EXPERTS

Ernst & Young LLP (“Ernst & Young”), independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) which are incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 are incorporated by reference in reliance on Ernst & Young’s  report, given on their authority as experts in accounting and auditing.

Change in Independent Registered Public Accounting Firm

On April 2, 2010, our Audit Committee approved the dismissal of Ernst & Young as our independent registered public accounting firm and engaged Reznick Group, P.C., Certified Public Accountants (“Reznick”), as our independent auditors for the fiscal year ending December 31, 2010.

Except for an explanatory paragraph in the report of Ernst & Young regarding our consolidated financial statements as of and for the fiscal year ended December 31, 2009 which noted that there was substantial doubt as to our ability to continue as a going concern, the reports of Ernst & Young on our consolidated financial statements as of and for the fiscal years ended December 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  The Audit Committee’s decision to dismiss Ernst & Young was intended to help reduce our expenses.

During our fiscal years ended December 31, 2009 and 2008 and the subsequent interim period through April 2, 2010 (the “Relevant Periods”) (i) there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused them to make reference thereto in their reports on our financial statements for such years and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the above statements to Ernst & Young and, in response to our request, Ernst & Young furnished us with a letter addressed to the SEC stating whether or not it agreed with the above statements.  A copy of such letter to the SEC, dated April 6, 2010, was attached as Exhibit 16.1 to the Current Report on Form 8-K filed by the Company on April 7, 2010.

During the Relevant Periods, we, nor anyone on our behalf, consulted with Reznick on any matter regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor oral advice was provided that Reznick concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) a disagreement or a reportable event, as defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC and any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of the securities. These documents contain important information about us.

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 29, 2010.

2.	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Commission on May 17, 2010.

3.	The Company’s Definitive Proxy Statement on Schedule 14A for its 2010 Annual Shareholder’s Meeting, filed with the Commission on April 29, 2010.

4.	The Company’s Current Reports on Form 8-K, filed on January 12, 2010; January 20, 2010; February 4, 2010; March 24, 2010; April 7, 2010; April 9, 2010; April 16, 2010; June 8, 2010; and July 7, 2010.

5.
The description of the Company’s common stock contained in the Company’s Registration Statement on Form 8-A filed under the Exchange Act on May 14, 1996, including any amendment or report filed for the purpose of updating such description.

You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a document unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our web site at http://www.entremed.com or by requesting them in writing, by email or by telephone at the following address:

Ginny Dunn
EntreMed, Inc.
9640 Medical Center Drive
Rockville, Maryland 20850
(240) 864-2600
ginnyd@entremed.com

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. You can obtain a copy of the registration statement from the SEC at the address listed below or from the SEC’s Internet site.

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.